UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2016

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the future financial performance of Plastec Technologies, Ltd. (“we,” “us” or the “Company”). The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors detailed in the Company’s filings with the Securities and Exchange Commission.

Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$ whereas RMB may be converted to US$ using the exchange rate of approximately 6.7 RMB for every 1 US$.

Completion of Sale of Assets

As previously disclosed in a Report of Foreign Private Issuer on Form 6-K dated November 2015 and filed with the Securities and Exchange Commission on November 16, 2015, on November 14, 2015, we entered into a Share Transfer Agreement (the “Agreement”) with Shanghai Yongli Belting Co., Ltd. (“SYB”) and its wholly-owned subsidiary, Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”). Pursuant to the Agreement, SYIM was to purchase, through a wholly-owned Hong Kong subsidiary, the entirety of our shareholding interests in Plastec International Holdings Limited (“Plastec”) for an aggregate purchase price of RMB 1,250,000,000 (or US$187,088,571), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$130,962,000) was payable within 60 days after the China Securities Regulatory Commission (“CSRC”) approved of the Issuance (as defined in the Agreement) and SYB’s receipt of the funds raised through the Issuance, the latter of which was confirmed by SYB to have happened by July 29, 2016. Accordingly, payment of the initial portion of the Transfer Price was made to us on September 21, 2016.

On October 11, 2016, the parties consummated the transactions contemplated by the Agreement after the fulfillment of certain other conditions, as described in the Agreement. As a result, we no longer own Plastec.

Following consummation of the transactions described above, our only operations will generally be to (i) complete the construction of our manufacturing plant in Kai Ping, China which is intended to be disposed of to SYB prior to its official operation at a price equivalent to the capital used for its construction, subject to terms and specifics to be agreed upon by the parties concerned in due course, (ii) collect rental income from certain property we own and that is being leased to one of Plastec’s subsidiaries, (iii) collect any payments we may receive upon Plastec achieving the performance targets for the years ended December 31, 2016, 2017 and 2018 as described in the Agreement and (iv) to explore other investment opportunities.

Declaration of Special Dividend

Following receipt of the initial portion of the Transfer Price, the Company’s Board of Directors has declared a special one-time cash dividend of US$8.00 on each outstanding ordinary share. The special cash dividend will be paid on or about November 1, 2016 to shareholders of record as of October 25, 2016.

Termination of Escrow Agreement

In connection with the Company’s initial public offering (“IPO”), certain securities of the Company held by the shareholders of the Company prior to the IPO (the “initial shareholders”) were placed in escrow pursuant to an escrow agreement (“Escrow Agreement”) with Continental Stock Transfer & Trust Company (“Escrow Agent”) acting as escrow agent. Pursuant to Escrow Agreement, if, after the Company consummated its initial business combination, the Company subsequently consummated a liquidation, merger, stock exchange or other similar transaction which resulted in all of the shareholders of such entity having the right to exchange their ordinary shares for cash, securities or other property, then the Escrow Agent would be authorized to release the escrowed securities to the initial shareholders. Although the Company is not liquidating upon consummation of the transactions described above (and therefore not technically triggering the release pursuant to the Escrow Agreement), it could have done so if it was so inclined. The Company therefore believes the purpose of the Escrow Agreement has now been satisfied and that the securities should be released to the initial shareholders. The Company further believes that doing so would be in the best interests of the Company as it may help to increase the trading liquidity of the Company’s ordinary shares. Accordingly, the Company has authorized and instructed the Escrow Agent to release the escrowed securities to the initial shareholders and the Escrow Agreement was thereafter terminated.

Changes in Management

Effective October 11, 2016, each of J. David Selvia and Eli D. Scher resigned as a director of the Company. Neither of Mr. Selvia’s nor Mr. Scher’s resignation was due to any disagreement with the Company or its management on any matter relating to the Company’s operations, policies or practices (financial or otherwise).

Also effective October 11, 2016, Chin Hien Tan resigned as Chief Operating Officer of the Company. Mr. Tan’s resignation was not due to any disagreement with the Company or its management on any matter relating to the Company’s operations, policies or practices (financial or otherwise). Mr. Tan’s role was assumed by Kin Sun Sze-To, the Company’s Chairman of the Board and Chief Executive Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 11, 2016

PLASTEC TECHNOLOGIES, LTD.

By: /s/ Kin Sun Sze-To

Name: Kin Sun Sze-To

Title: Chief Executive Officer